Exhibit 3.2

FIFTH AMENDMENT

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

LANDMARK APARTMENT TRUST OF AMERICA HOLDINGS, LP

This Fifth Amendment (this “Amendment”) to the Agreement of Limited Partnership of Landmark Apartment Trust of America Holdings, LP is made as of July 22, 2013, by Landmark Apartment Trust of America, Inc., a Maryland corporation, as general partner (the “General Partner”) of Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership, pursuant to authority granted to the General Partner in Section 11.01 of the Agreement of Limited Partnership of Landmark Apartment Trust of America Holdings, LP (f/k/a Apartment Trust of America Holdings, LP, Grubb & Ellis Apartment REIT Holdings, LP and NNN Apartment REIT Holdings, L.P.), dated as of December 27, 2005, as amended by the First Amendment thereto, dated as of June 3, 2010, as further amended by the Second Amendment thereto, dated as of June 28, 2011, as further amended by the Third Amendment thereto, dated as of August 3, 2012, as further amended by the Fourth Amendment thereto, dated as of June 28, 2013 (as so amended, the “Partnership Agreement”). Capitalized terms used and not defined shall have the meanings set forth in the Partnership Agreement.

WHEREAS, on June 28, 2013, the Board of Directors (the “Board”) of the General Partner adopted resolutions classifying and designating 22,500,000 shares of its previously unclassified preferred stock as shares of 8.75% Series D Cumulative Non-Convertible Preferred Stock, par value $0.01, of the General Partner (the “Series D Preferred Stock”).

WHEREAS, on June 28, 2013, the General Partner filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland (the “SDAT”) setting forth the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for 22,500,000 shares of Series D Preferred Stock (as the same may be amended and in effect from time to time, the “Series D Articles Supplementary”).

WHEREAS, on July 22, 2013, the General Partner filed an amendment to the Series D Articles Supplementary with the SDAT to clarify the payment of dividends in respect of the Series D Preferred Stock (the “Series D Articles Supplementary Amendment”).

WHEREAS, in connection with the filing of the Series D Articles Supplementary Amendment, the General Partner desires to effect corresponding amendments to the Partnership Agreement.

WHEREAS, the Partnership Agreement, as amended by this Amendment, shall be binding upon all Persons now or at any time hereafter who are Partners.

NOW, THEREFORE, BE IT RESOLVED, that the General Partner hereby amends the Partnership Agreement as follows:

1. Amendments to Exhibit H of the Partnership Agreement.

(a) Section 1 of Exhibit H of the Partnership Agreement is hereby amended to replace the definition of “Aggregate Unfunded True-Up” with the following definition:

“Aggregate Unfunded True-Up” shall mean, at any given date of determination, an amount equal to (i) $278,830,946 minus (ii) the sum of (A) the aggregate of all Adjusted Eligible Cash Amounts plus (B) $219,000,000 minus the aggregate Liquidation Preference of all Series D Preferred Partnership Units issued prior to such date (whether or not such units are outstanding on such date); provided, however, that in the event that clause (ii) is equal to or greater than clause (i), the “Aggregate Unfunded True-Up” shall equal $0. As used herein, “Adjusted Eligible Cash Amount” shall mean, with respect to any Eligible Cash Amount, an amount equal to (a) such Eligible Cash Amount, compounded monthly, at a rate of 14.47% per annum, from the date such Eligible Cash Amount was received by a Series D Unitholder until such date of determination, if such Eligible Cash Amount is received by the holders of Series D Preferred Partnership Units prior to the end of the 20th month following the Original Issue Date, or (b) the Eligible Cash Amount (without adjustment), if such Eligible Cash Amount is received by a holder of Series D Preferred Partnership Units after the end of the 20th month from the Original Issue Date. As used herein, “Eligible Cash Amount” shall mean, with respect to any Series D Preferred Partnership Unit, (x) any amount previously paid in cash on such Series D Preferred Partnership Unit (other than Extension Distributions) and (y) any amount attributable to such units’ Redemption Price to be paid in cash in connection with any redemption of such unit (or voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership pursuant to Section 5) on the Actual Redemption Date for which such Eligible Cash Amount is being calculated (or such other applicable date in connection with a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership) for such unit (other than the portion of the Redemption Price with respect to such redemption attributable to the Per Unit Unfunded True-Up of such unit).

(b) Section 1 of Exhibit H of the Partnership Agreement is hereby amended to replace the definition of “Look-Back Rate” with the following definition:

“Look-Back Rate” shall mean 14.47% per annum, compounded monthly; provided, however, that in the event that the Partnership shall fail to redeem any Series D Preferred Partnership Units on any Mandatory Redemption Date, Optional Redemption Date or Special Redemption Date, then the “Look-Back Rate” shall be 19.97% per annum, compounded monthly.

(c) Section 1 of Exhibit H of the Partnership Agreement is hereby amended to replace the definition of “Make-Whole Payment” with the following definition:

“Make-Whole Payment” shall mean, as of any Actual Redemption Date (or such other date as may be applicable in connection with a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership), an amount equal to the amount of PIK Distributions that would have accrued with respect to such Series D Preferred Partnership Unit at such time had (i) such unit been issued on the Weighted Issuance Date for an amount equal to the Liquidation Preference, and (ii) the Look-Back Rate had been 19.97% for the period commencing on the Weighted Issuance Date and continuing through, and including, the date of such determination of such unit’s Redemption Price (assuming that any such additional PIK Distributions accrued at such 19.97% rate and were not paid in cash). Notwithstanding anything else contained herein to the contrary, a “Make-Whole Payment” with respect to any given Series D Preferred Partnership Unit shall only be made to the extent the Look-Back Rate was actually increased to 19.97%.

(d) Section1 of Exhibit H of the Partnership Agreement is hereby amended to replace the definition of “Preferred Distribution Rate” with the following definition:

“Preferred Distribution Rate” shall mean: (i) 8.75% per annum, compounded monthly, to, but excluding, the Rate Increase Date; and (ii) from and after the Rate Increase Date, 11.0% per annum, compounded monthly; provided, however, that (A) in the event that the Partnership shall fail to redeem any Series D Preferred Partnership Units on the Mandatory Redemption Date, any Optional Redemption Date or any Special Redemption Date, then from and after such date the “Preferred Distribution Rate” shall be 14.97% per annum, compounded monthly on the Liquidation Preference; and (B) upon the occurrence of an Event of Default, until such time that the iStar Representative and the BREDS Representative acknowledge in writing that the Event of Default has been remedied in full, the Preferred Distribution Rate then in effect shall be increased by the Default Rate (including, increasing the Preferred Distribution Rate from 14.97% to 19.97% upon the failure to redeem any Series D Preferred Partnership Units on the Mandatory Redemption Date, any Optional Redemption Date or any Special Redemption Date).

(e) Section 1 of Exhibit H of the Partnership Agreement is hereby amended to replace the definition of “Redemption Price” with the following definition:

“Redemption Price” shall mean, with respect to each Series D Preferred Partnership Unit, as of any date of determination, an amount equal to (i) the Liquidation Preference; (ii) plus an amount equal to all accrued and unpaid distributions with respect to such unit (whether or not authorized or declared); (iii) plus, if the Make-Whole Payment on the Actual Redemption Date exceeds the amount in clause (ii), the excess of the Make-Whole Payment over the amount in clause (ii); (iv) plus an amount equal to the Per Share Unfunded True-Up Amount; and (v) plus interest on the Per Share Unfunded True-Up Amount at a rate of 19.97% per annum, compounded monthly, accruing from the date the

General Partner was obligated to redeem such share but failed to do so. It is the intention that the Redemption Price of any Series D Preferred Partnership Units as of any given date be the same for each such unit. To the extent the foregoing definition would not result in the same Redemption Price per Series D Preferred Partnership Unit as of such date, such Redemption Price shall be adjusted to equal the weighted average of all Redemption Prices of all Series D Preferred Partnership Units with respect to which the Redemption Price is relevant on such date.

(f) The terms of Section 4(a) of Exhibit H of the Partnership Agreement are hereby deleted in their entirety and replaced with the following:

The record holders of Series D Preferred Partnership Units shall be entitled to receive, when, as and if authorized by the General Partner, (i) cumulative cash distributions calculated at the Look-Back Rate on the Liquidation Preference as adjusted pursuant to the sixth sentence of this Section 4(a) (the “PIK Distribution”) and (ii) cumulative cash distributions calculated at the Preferred Distribution Rate on the Liquidation Preference as adjusted pursuant to the sixth sentence of this Section 4.(a) (the “Current Distribution”). Except as otherwise set forth below, distributions on each outstanding Series D Preferred Partnership Unit shall accrue and be cumulative from and including the issuance date of such unit and shall be payable monthly in arrears on each Distribution Payment Date; provided, however, that if any Distribution Payment Date is not a Business Day, then any distribution which would otherwise have been payable on such Distribution Payment Date shall be paid on the next succeeding Business Day. The amount of any distribution payable on the Series D Preferred Partnership Units for any partial Distribution Period shall be prorated and computed on the basis of a 360-day year and the actual number of days elapsed. Distributions will be payable to holders of record as they appear in the records of the Partnership at the close of business on the applicable Distribution Record Date. Distributions accrued in respect of any Distribution Period that are not paid on the first Distribution Payment Date following the end of such Distribution Period shall be deemed to be in arrears, and such distributions in arrears shall accrue additional cumulative cash distributions at the Look-Back Rate or the Preferred Distribution Rate, as applicable, then in effect from such Distribution Payment Date until the date on which such distributions in arrears are authorized by the General Partner and are declared and paid in full in cash by the Partnership. For purposes of clarity, with respect to each Series D Preferred Partnership Unit (a) for so long as the amounts referred to in the preceding sentence of this Section 4(a) remain unpaid, such amounts shall be added to the Liquidation Preference applicable to such Series D Preferred Partnership Unit (and shall be deemed included in the definition of Liquidation Preference) solely for purposes of determining the PIK Distribution, and (b) any unpaid Current Distribution in arrears shall be added to the Liquidation Preference applicable to such

Series D Preferred Partnership Unit (and shall be deemed included in the definition of Liquidation Preference) solely for purposes of determining the Current Distribution. Distributions in respect of any past Distribution Period that are in arrears may be declared and paid at any time to holders of record on a subsequent Distribution Record Date. Notwithstanding anything else contained herein to the contrary, the PIK Distribution shall be reduced by the amount of any Current Distribution with such Current Distribution first offsetting the current portion of the PIK Distribution and then offsetting any accrued and unpaid portion of the PIK Distribution. In the event that the Current Distribution for a Distribution Period exceeds the sum of the PIK Distribution for such period (determined without regard to the payment of the Current Distribution for such Distribution Period) and the accrued and unpaid PIK Distribution for all prior Distribution Periods, no PIK Distribution shall accrue or be owed to the holders of Series D Preferred Partnership Units for such Distribution Period.

(g) The terms of Section 6(b)(vi) of Exhibit H of the Partnership Agreement are hereby deleted in their entirety and replaced with the following:

The date on which the Series D Preferred Partnership Units are required to be redeemed (i.e., the Final Redemption Date or any other redemption date on which the Partnership no longer has the right to extend such redemption date as a result of a failure to meet the extension requirements set forth in this Section 6(b)) is referred to herein as the “Mandatory Redemption Date.” On the Mandatory Redemption Date, the Partnership shall redeem all of the issued and outstanding Series D Preferred Partnership Units for cash in an amount per unit equal to the Redemption Price calculated as of the Mandatory Redemption Date, and such redemption payment shall be made to the holder on the Mandatory Redemption Date in cash. For the avoidance of doubt, failure to redeem all of the outstanding Series D Preferred Partnership Units on the Mandatory Redemption Date shall result in (i) an increase of the Preferred Distribution Rate from the rate per annum then in effect to 14.97% per annum (subject to the occurrence of an Event of Default, in which case, the Preferred Distribution Rate shall be 19.97% per annum), compounded monthly, payable in respect of the Unredeemed Units, and such increased distribution rate shall take effect with respect to the Unredeemed Units effective from and after the Mandatory Redemption Date until such time as all of the outstanding Series D Preferred Partnership Units has been redeemed and paid for in full pursuant to this Section 6(b) and (ii) an increase in the Look-Back Rate from 14.47% per annum, compounded monthly, to 19.97% per annum, compounded monthly, and such increased rate shall take effect with respect to the Unredeemed Units effective as of the Original Issue Date, until such time as all of the outstanding Series D Preferred Partnership Units has been redeemed and paid for in full pursuant to this Section 6(b). If on the Mandatory Redemption Date fewer than (i) all of the outstanding Series D Preferred Partnership Units and (ii) all units of other classes or series of Parity Units required to be redeemed on such date may legally be redeemed, the Partnership shall redeem on the Mandatory

Redemption Date such number of Series D Preferred Partnership Units and such number of units of other classes or series of Parity Units as may legally be redeemed on such date to the fullest extent permitted by law pro rata (as nearly as may be practicable without creating fractional shares), calculated based on the aggregate Redemption Price payable on the Series D Preferred Partnership Units required to be redeemed on such date pursuant to the terms thereof and the aggregate redemption price payable on the Parity Units required to be redeemed on such date pursuant to the terms of such Parity Units; the remainder of the Series D Preferred Partnership Units shall be deemed to be “Unredeemed Units” and shall be redeemed as soon as practicable thereafter. Such Unredeemed Units shall continue to accrue preferred cumulative distributions in accordance with the terms hereof up to but excluding the date on which the Partnership pays in full to the holders of such Unredeemed Units in cash the Redemption Price (re-calculated as of such date).

(h) The terms of Section 6(f) of Exhibit H of the Partnership Agreement are hereby deleted in their entirety and replaced with the following:

Redemption Payment. For each Series D Preferred Partnership Unit which is to be redeemed pursuant to this Section 6, the Partnership shall, on the applicable Redemption Date therefor or, if such Redemption Date is not a Business Day, on the first Business Day thereafter, pay to the holder thereof in full an amount in cash equal to the Redemption Price calculated as of such Redemption Date unless otherwise set forth in the Optional Redemption Notice, to the same account or accounts that the General Partner pays Current Distributions. Upon payment in full of the Redemption Price in accordance with this Section 6(f), such Series D Preferred Partnership Units shall be deemed to be no longer issued and outstanding. Any Series D Preferred Partnership Units that are required to be redeemed pursuant to this Section 6 and in respect of which the Partnership fails to satisfy its obligation to pay the Redemption Price in full in accordance with this Section 6(f), shall remain issued and outstanding and be deemed to be Unredeemed Units. Such Unredeemed Units shall accrue preferred cumulative distributions in accordance with the terms hereof at a Preferred Distribution Rate of 14.97% per annum (subject to the occurrence of an Event of Default, in which case, the Preferred Distribution Rate shall be 19.97% per annum), compounded monthly, up to and excluding the date on which the Partnership satisfies its obligation to pay in full the Redemption Price (re-calculated as of such date). In connection with any redemption of Series D Preferred Partnership Units, each holder of Series D Preferred Partnership Units to be redeemed shall use reasonable efforts to surrender at the time of redemption at the General Partner’s principal office a certificate representing the Series D Preferred Partnership Units such holder is redeeming; provided, however, that the holder’s right to have its Series D Preferred Partnership Units redeemed shall not be contingent upon such holder returning its certificates to the General Partner.

2. Effect. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect; provided, however, that any calculations required to be made pursuant the Partnership Agreement as amended by this Amendment shall be made as if this Amendment had been effect on and as of the Original Issue Date.

3. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions concerned herein shall not be affected thereby.

4. Entire Agreement; Governing Law. The Partnership Agreement, as amended by this Amendment, contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreement among them with respect thereto. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

[Signature on the Following Page.]

IN WITNESS WHEREOF, the undersigned has executed this Fifth Amendment to the Agreement of Limited Partnership, as amended, as of the date first set forth above.

GENERAL PARTNER:

LANDMARK APARTMENT TRUST OF AMERICA, INC., a Maryland corporation

By:	/s/ Stanley J. Olander, Jr.
Name:	Stanley J. Olander, Jr.
Title:	Chief Executive Officer